  Exhibit 99.2

ELDORADO GOLD PROXY 2019

LETTER FROM THE CHAIR OF THE BOARD AND PRESIDENT & CEO

Dear Fellow Shareholders,

On behalf of the Board of Directors of Eldorado Gold Corporation, we are pleased to invite you to our 2019 Annual Meeting of Shareholders, which will take place on Thursday, May 2, 2019 at 3:00p.m. (Pacific time) in the Skidmore Room of the Terminal City Club, located at 837 West Hastings Street, Vancouver, BC.

Attached is the Notice of Meeting of Shareholders and the Management Proxy Circular. In addition to the normal course items (election of directors and appointment of auditors), we will be asking our shareholders to consider and approve, on a non-binding and advisory basis, our approach to executive compensation. This was a key focus for the Compensation Committee in 2018 as they worked to further align pay and performance. The meeting will also provide an opportunity to provide an update on Eldorado’s business plan.

EXECUTIVE COMPENSATION & GOVERNANCE

At our 2018 Annual and Special Meeting of Shareholders, our shareholders voted over 90% in favour of our refreshed approach to executive compensation. We believe this was a result of listening carefully to your feedback and making meaningful changes in executive compensation to directly link pay for performance. We continued to refine our approach to executive compensation and governance during the year, by making the following changes.

✓
A stringent compensation review to strongly align executive pay and performance

✓
A change in Compensation Committee composition, including the addition of George Albino and Teresa Conway

✓
Reduced overall Board cost through reducing Board size, reducing Committee Chair fees and changing to a fixed annual retainer fee beginning in 2019

✓
Reduced CEO long-term incentives by 40% in addition to the 80% reduction the prior year, and executive long-term incentives by 20% in addition to the 30% reduction the prior year

✓
Adopted a Shareholder Engagement Policy and increased shareholder engagement and outreach by the Board and senior management

✓
Adopted a Gender Diversity Policy and joined the 30% Club Canada, which encourages gender balance at all levels of organizations

✓
Adopted enhanced Corporate Governance Guidelines

✓
Strengthened the senior management team through the appointment of Philip Yee as EVP and CFO, and Timothy Garvin as EVP and General Counsel

As a Board, we are committed to remaining abreast of best practices in corporate governance and executive compensation. We will continue to monitor developments in this area in order to reflect this in our decision- making going forward. The Board encourages you to consider the changes that we have made in 2018 and to vote FOR the Company’s approach to executive compensation.

ELDORADO GOLD
PROXY 2019

With long-term shareholder value creation top of mind,
we turn our sights to building on our solid foundation and
growing our business in a responsible manner.

2018 YEAR IN REVIEW

Despite a solid operational year where we exceeded our production goals by 12% and kept costs in line with guidance, the Company’s equity performance was overshadowed by a decreasing gold price, global geopolitical uncertainty, concerns over the financing environment for companies like Eldorado, and a shift in market sentiment towards rewarding short-term results and free cash flow. Our share price performance over this period was disappointing, particularly as our global teams successfully executed on achieving a number of key milestones we set out for ourselves in 2018.

These included progressing key development projects – including construction at Lamaque and determining feasibility of the Kışladağ Mill – all while operating safely and responsibly. Our teams worked hard to reduce our long-term injury frequency rate, which was down 21% in 2018, and had no reportable environmental incidents. Through a lot of effort and diligence, we continue to make strides in establishing a culture of working safely.

During the year, we significantly advanced development at Lamaque, pouring first gold from the refurbished Sigma Mill in December. The project is on track to declare commercial production in Q1 2019.

At Kışladağ, we focused on advancing feasibility of a mill, completing a technical study in March and a feasibility study in October. Based on the feasibility study, the Board made the decision to advance construction of the Kışladağ Mill Project in late Q3.

We had previously declared the start of commercial production at Olympias as of December 31, 2017, making 2018 the mine’s first year contributing to Eldorado’s operating results. After progressive improvements in Q1 and Q2, permitting delays which led to late commissioning of the paste backfill plant resulted in out-of-sequence mining, leading to a non-optimal ore blend. This in turn caused issues with metal recovery and concentrate quality. We anticipate improvements over the course of 2019.

We ended the year in a solid financial position, with total liquidity of approximately $543 million, including $293 million in cash, cash equivalents and term deposits and $250 million in an undrawn line of credit. The strength of our balance sheet, underpinned by a steady base of cash producing operations, positions us to continue to make decisions to create value for our shareholders.

ENHANCED MANAGEMENT TEAM

The success of our Company is dependent on the strength of our leadership and the capability of our global teams. We enhanced capacity in several key positions in 2018 in order to strengthen our leadership skill set. In particular, we appointed two new EVPs during the year. Tim Garvin joined the Company as EVP & General Counsel in February and Phil Yee joined us as EVP & CFO in September. Tim has extensive international experience in legal management roles advising companies in mining and oil and gas. Phil brings over 25 years’ experience in the mining industry, financial management and reporting, financial and operational recovery, mergers and acquisitions, international risk management and strategy development to Eldorado. He was previously EVP & CFO at Kirkland Lake Gold.

PATH FORWARD: 2019 OUTLOOK

We have had a strong start to 2019, with the January 31 announcement of our amended plans at Kışladağ to suspend advancement of the mill project in favour of resuming heap leaching. Our decision was based on results from metallurgical testwork received in Q4 2018 that indicated significantly improved recoveries from longer heap leach cycles.

We expect to recommence activities at Kışladağ in Q2 2019, and together with expected progress at Olympias and commercial production from Lamaque, transition the Company into generating free cash flow this year, and further strengthen our balance sheet.

With long-term shareholder value creation top of mind, we turn our sights to building on our solid foundation and growing our business in a responsible manner. We believe that higher gold prices, increased production, continued resource conversion, and expansion possibilities requiring modest capital outlay at our current operations will create stronger equity returns for our shareholders in 2019.

YOUR VOTE IS IMPORTANT

Your participation as a shareholder is important to us. The Management Proxy Circular contains important information; please familiarize yourself with some of the key changes we’ve made before you decide how to vote your shares. We ask that you exercise your vote in person or by submitting your proxy or voting instruction form ahead of the proxy cut-off deadline (Tuesday, April 30, 2019, 3:00p.m. Pacific time).

We thank you for your continued support of Eldorado Gold, and look forward to seeing you at the 2019 Annual Meeting of Shareholders.

Sincerely,

“George Albino”     “George Burns”

George Albino         George Burns

Chair of the Board      President & Chief Executive Officer